Exhibit 99.2

FINANCIAL RESULTS
FOR THE QUARTER
ENDED October 31, 2013





Today's discussion may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to future events and expectations and involve known and unknown risks and uncertainties. VeriFone's actual results or actions may differ materially from those projected in the forward-looking statements. For a summary of the specific risk factors that could cause results to differ materially from those expressed in the forward-looking statements, please refer to VeriFone's filings with the Securities and Exchange Commission, including its annual report on Form 10-K and quarterly reports on Form 10-Q. VeriFone is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

NON-GAAP FINANCIAL MEASURES

With respect to any Non-GAAP financial measures presented in the information, reconciliations of Non-GAAP to GAAP financial measures may be found in VeriFone's quarterly earnings release as filed with the Securities and Exchange Commission as well as the Appendix to these slides. Management uses Non-GAAP financial measures only in addition to and in conjunction with results presented in accordance with GAAP. Management believes that these Non-GAAP financial measures help it to evaluate VeriFone's performance and to compare VeriFone's current results with those for prior periods as well as with the results of peer companies. These Non-GAAP financial measures contain limitations and should be considered as a supplement to, and not as a substitute for, or superior to, disclosures made in accordance with GAAP.

INTRODUCTION

Paul Galant, CEO

- Exceeded top line, bottom line, and free cash flow guidance

- Improving client delivery of products and services

- Addressing product and certification challenges

- Strengthening the balance sheet

- Winning new business, maintaining share of existing clients

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Our Vision

To be the most trusted and innovative terminal, global payment as a service, and commerce enablement company

Our Strategy

To make it easy for our clients to connect our terminals and solutions into a secure platform capable of hosting VeriFone and 3rd party-developed services

Our Execution

To improve the way we run our core hardware and software business, globalize our payment as a service offering, and significantly innovate in the area of commerce enablement

Product Portfolio Rationalization

Global R&D Execution

Optimizing the Cost Structure

FINANCIAL RESULTS AND GUIDANCE

Marc Rothman, CFO

NON-GAAP PROFIT & LOSS OVERVIEW*

$ in millions, except EPS	Q412	Q313	Q413	Q413 % SEQ Inc(Dec)	Q413 % YoY Inc(Dec)
Revenue	489	418	**432**	**4%**	**(12)%**
Gross Margin	216	170	**178**	**4%**	**(18)%**
% of Revenue	*44.2%*	*40.8%*	*41.2%*	*0.4pts*	*(3.0)pts*
Operating Expenses	105	127	**131**	**3%**	**24%**
% of Revenue	*21.5%*	*30.3%*	*30.4%*	*0.1pts*	*8.9pts*
Operating Income	111	44	**47**	**7%**	**(58)%**
% of Revenue	*22.7%*	*10.4%*	*10.8%*	*0.4pts*	*(11.9)pts*
Net Income (Loss)**	84	26	**30**	**15%**	**(64)%**
Non-GAAP EPS	0.76	0.24	**0.27**	**13%**	**(64)%**
Operating Cash Flow***	73	49	**55**	**12%**	**(24%)**
Free Cash Flow	54	31	**38**	**22%**	**(30)%**

* A reconciliation of our GAAP to Non-GAAP financial measures, including Free Cash Flow, can be found in the appendix section
** Net Income (Loss) = Net Income (Loss) attributable to VeriFone Systems, Inc. stockholders
*** Operating Cash Flow = GAAP net cash provided by operating activities

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NON-GAAP REVENUE PROFILE*

$ in millions	Q412	Q313	Q413	Q413 % SEQ Inc(Dec)	Q413 % YoY Inc(Dec)	Q413 Organic YoY Growth	Q413 Organic YoY Constant Currency Growth
North America	**145**	**116**	**124**	8%	(14)%	(14)%	(14)%
International:							
Latin America	80	70	71	1%	(12)%	(11)%	(6)%
EMEA	204	179	180	1%	(12)%	(14)%	(15)%
ASPAC	60	53	57	8%	(4)%	(18)%	(15)%
International	**344**	**302**	**308**	2%	(10)%	(14)%	(13)%
TOTAL	**489**	**418**	**432**	4%	(12)%	(14)%	(13)%



Q412 — ASPAC 12%, NA 30%, LAC 16%, EMEA 42%



Q313 — ASPAC 12%, NA 28%, LAC 17%, EMEA 43%



Q413 — ASPAC 13%, NA 29%, LAC 16%, EMEA 42%

* A reconciliation of our GAAP to Non-GAAP Revenue can be found in the appendix section

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NON-GAAP REVENUE AND GROSS MARGIN*

$ in millions	Q412	Q313	Q413
System Solutions	336	251	259
Services	153	167	173
Total Revenue	489	418	432
Services % Total Revenue	**31%**	**40%**	**40%**

	% of Revenue		
	Q412	Q313	Q413
System Solutions	42.4%	37.0%	38.3%
Services	48.2%	46.6%	45.5%
Total GM%	**44.2%**	**40.8%**	**41.2%**

* A reconciliation of our GAAP to Non-GAAP gross margin can be found in the appendix section

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NON-GAAP OPERATING EXPENSES *

$ in millions	Q412	Q313	Q413
Research and Development	**35**	**44**	**44**
% of Revenue	7%	11%	10%
Sales and Marketing	**42**	**45**	**48**
% of Revenue	9%	11%	11%
General and Administrative	**28**	**38**	**39**
% of Revenue	6%	9%	9%
Total Operating Expenses	**105**	**127**	**131**
% of Revenue	22%	30%	30%

* A reconciliation of our GAAP to Non-GAAP operating expenses can be found in the appendix section

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TOTAL CASH AND NET DEBT

As of October 31, 2013:

- $268M Total Cash

- $1,036M Outstanding Debt:
  - Short-term of $93M
  - Long-term of $943M

- $768M Net Debt

- $363M Undrawn Revolver

- Credit Ratings:
  - S&P   BB-
  - Moody's   Ba3



Total Cash*
($ in millions)

Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413
380	361	410	454	477	506	309	268



Net Debt**
($ in millions)

Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413
979	972	912	854	815	773	810	768

*Total Cash includes cash and cash equivalents.

** Net Debt = Short-term debt and long-term debt less total cash and restricted cash related to convertible debt in Q112 and Q212.

BALANCE SHEET SELECT DATA

$ in millions, except days	Q412		Q313		Q413	
	$	Days	$	Days	$	Days
Accounts Receivables, net	367	68	269	58	284	59
Inventories, net	178	57	172	64	139	55
Accounts Payable	193	64	112	41	117	41
Cash Conversion Cycle		61		81		73

Note: Accounts Receivable Days is calculated as Accounts Receivable, net divided by Total Non-GAAP Revenue * 90 days

Inventory Days is calculated as Average Inventory, net divided by Total Non-GAAP Cost of Goods Sold * 90 days

Accounts Payable Days is calculated as Accounts Payable divided by Total Non-GAAP Cost of Goods Sold * 90 days

Cash Conversion Cycle is calculated as Accounts Receivable Days plus Inventory Days less Accounts Payable Days

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Operating Cash Flow*
($ in millions)



Operating Cash Flow: **$55M**

CapEx: **$17M**

Free Cash Flow*
($ in millions)



Free Cash Flow: **$38M**

* Operating Cash Flow = GAAP net cash provided by operating activities. Free Cash Flow is a non-GAAP financial measure. A reconciliation of our GAAP net cash provided by operating activities to Free Cash Flow can be found in the appendix section.

Guidance	Q114	Full Year FY14
Non-GAAP Revenue	$425M - $430M	$1,770M - $1,800M
Non-GAAP EPS	$0.26	$1.35 – $1.40
Free Cash Flow	$(25)M including $61M legal settlement	85% of Non-GAAP Net Income, excluding large one-time cash items

Other Items	Q114	Full Year FY14
Non-GAAP OPEX	~$133M	~$535M
Effective Tax Rate	14% - 15%	14% - 15%
Capital Expenditures	$22M - $25M	$90M - $100M
Non-GAAP Depreciation and Amortization	~$18M	~$75M
Fully Diluted Shares	~112.5M	~113.5M

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BENCHMARKS FOR SUCCESS

- Current, globally relevant product portfolio, delivered on time, with quality and consistency
- Accelerated roll out of global payment as a service offering
- Steady stream of innovation driving commerce enablement
- Improvement in our operating stability and financial discipline
- Continued evidence that our clients view us as a true partner

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Q & A SESSION

APPENDIX

Q413 ($ in millions, except Share Numbers and EPS)	GAAP	Acquisition, divestiture & restructure related	Stock based compensation	Other charges and income	Non-GAAP
Net revenues:					
System Solutions	259	-	-	-	259
Services	172	1	-	-	173
Net revenues	**431**	**1**	**-**	**-**	**432**
Cost of net revenues:					
System Solutions	171	(11)	-	-	160
Services	96	(2)	-	-	94
Cost of net revenues	**267**	**(13)**	**-**	**-**	**254**
Gross margin:					
System Solutions	88	11	-	-	99
Services	76	3	-	-	79
Gross margin	**164**	**14**	**-**	**-**	**178**
Operating expenses:					
Research & development	46	(1)	(1)	-	44
Sales & marketing	55	-	(6)	(1)	48
General & administration	54	(2)	(9)	(4)	39
Litigation loss contingency expense	-	-	-	-	-
Amortization of purchased intangible assets	25	(25)	-	-	-
Total operating expenses	**180**	**(28)**	**(16)**	**(5)**	**131**
Operating income (loss)	**(16)**	**42**	**16**	**5**	**47**
Net Interest and Other:					
Interest, net	(10)	-	-	-	(10)
Other expense, net	(2)	1	-	-	(1)
Income (loss) before income taxes	**(28)**	**43**	**16**	**5**	**36**
* Provision for income taxes	220	-	(215)		5
Net income (loss) attributable to non-controlling interests	-	(1)	-	-	(1)
Net Income (loss) attributable to VeriFone	**(248)**	**42**	**16**	**220**	**30**
Diluted EPS	**(2.26)**				**0.27**
Weighted average shares used in computing net income (loss) earnings per share:				Non-GAAP Adjustment for dilutive shares	
Basic Shares	**110**				**110**
Diluted Shares	**110**			**2**	**112**

* "nm" means not meaningful or relevant
* Provision for income taxes included a non cash charge of $244M valuation reserve.

Q313 ($ in millions, except Share Numbers and EPS)	GAAP	Acquisition, divestiture & restructure related	Stock based compensation	Other charges and income	Non-GAAP
Net revenues:					
System Solutions	251	-	-	-	251
Services	165	2	-	-	167
Net revenues	**416**	**2**	**-**	**-**	**418**
Cost of net revenues:					
System Solutions	169	(10)	-	-	159
Services	92	(2)	-	(1)	89
Cost of net revenues	**261**	**(12)**	**-**	**(1)**	**248**
Gross margin:					
System Solutions	82	10	-	-	92
Services	73	4	-	1	78
Gross margin	**155**	**14**	**-**	**1**	**170**
Operating expenses:					
Research & development	46	-	(2)	-	44
Sales & marketing	50	(1)	(3)	(1)	45
General & administration	43	(1)	(4)	-	38
Litigation loss contingency expense	(5)	-	-	5	-
Amortization of purchased intangible assets	24	(24)	-	-	-
Total operating expenses	**158**	**(26)**	**(9)**	**4**	**127**
Operating income (loss)	**(3)**	**40**	**9**	**(3)**	**43**
Net Interest and Other:					
Interest, net	(11)	-	-	-	(11)
Other expense, net	(1)	(1)	-	1	(1)
Income (loss) before income taxes	**(15)**	**39**	**9**	**(2)**	**31**
Provision for income taxes	(13)	-	-	17	4
Net income (loss) attributable to non-controlling interests	-	(1)	-	-	(1)
Net Income (loss) attributable to VeriFone Systems, Inc. stockholders	**(2)**	**38**	**9**	**(19)**	**26**
Diluted EPS	**(0.02)**				**0.24**
Weighted average shares used in computing net income (loss) earnings per share:				Non-GAAP Adjustment for dilutive shares	
Basic Shares	**109**				**109**
Diluted Shares	**109**			**2**	**111**

* "nm" means not meaningful or relevant

21

RECONCILIATION OF GAAP TO NON-GAAP PROFIT & LOSS Q412

Q412 ($ in millions, except Share Count and EPS)	GAAP	Acquisition, divestiture & restructure related	Stock based compensation	Other charges and income	Non-GAAP
Net revenues:					
System Solutions	335	1	-	-	336
Services	150	3	-	-	153
Net revenues	**485**	**4**	**-**	**-**	**489**
Cost of net revenues:					
System Solutions	204	(10)	-	-	194
Services	81	(2)	-	-	79
Cost of net revenues	**285**	**(12)**	**-**	**-**	**273**
Gross margin:					
System Solutions	131	11	-	-	142
Services	69	5	-	-	74
Gross margin	**200**	**16**	**-**	**-**	**216**
Operating expenses:					
Research & development	41	(2)	(2)	(2)	35
Sales & marketing	47	(2)	(2)	(1)	42
General & administration	37	(3)	(6)	-	28
Amortization of purchased intangible assets	23	(23)	-	-	-
Total operating expenses	**148**	**(30)**	**(10)**	**(3)**	**105**
Operating income (loss)	**52**	**46**	**10**	**3**	**111**
Interest, net	(12)	(2)	-	3	(11)
Other income (expense), net	2	(5)	-	2	(1)
Income (loss) before income taxes	**42**	**39**	**10**	**8**	**99**
Provision for income taxes	14	-	-	-	14
Net income (loss) attributable to non-controlling interests	(1)	-	-	-	(1)
Net Income (loss) attributable to VeriFone Systems, Inc. stockholders	**27**	**39**	**10**	**8**	**84**
Diluted EPS	**0.24**				**0.76**
Weighted average shares used in computing net income (loss) earnings per share:					
Basic Shares	**108**				**108**
Diluted Shares	**110**				**110**

* "nm" means not meaningful or relevant

RECONCILIATION OF GAAP TO NON-GAAP REVENUE

($ in millions)	GAAP net Revenues	Amortization of step-down in deferred revenue at acquisition	Other adjustments to net revenues	Non-GAAP net revenues	Net revenues from businesses acquired in the past 12 months	Non-GAAP organic net revenues	Constant currency adjustment	Non-GAAP organic net revenues at constant currency
Q413								
North America	**124**	-	-	**124**	-	**124**	-	**124**
International								
Latin America	71	-	-	71	-	**71**	4	75
EMEA	179	1	-	180	(5)	**175**	(2)	173
ASPAC	57	-	-	57	(9)	**48**	2	50
International	**307**	**1**	-	308	(14)	**294**	4	298
Total	**431**	**1**	-	**432**	**(14)**	**418**	**4**	**422**
Q313								
North America	**116**	-	-	**116**				
International								
Latin America	70	-	-	70				
EMEA	177	2	-	179				
ASPAC	53	0	-	53				
International	**300**	**2**	-	302				
Total	**416**	**2**	-	**418**				
Q412								
North America	**145**	-	-	**145**	-	**145**		
International								
Latin America	80	-	-	80	-	**80**		
EMEA	201	3	-	204	(2)	**202**		
ASPAC	59	1	-	60	(1)	**59**		
International	**340**	**4**	-	344	(3)	**341**		
Total	**485**	**4**	-	**489**	**(3)**	**486**		

NON-GAAP ORGANIC NET REVENUE

ORGANIC GROWTH

($ in millions)	FY12 Un-Adjusted						FY13 Un-Adjusted					Growth Year-over-Year At Reported Exchange Rates				
VeriFone Organic	Q112	Q212	Q312	Q412	FY12		Q113	Q213	Q313	Q413	FY13	Q1	Q2	Q3	Q4	FY13
International:																
LAC	100	97	94	80	371		73	85	70	71	299	(27%)	(12%)	(26%)	(11%)	(19%)
EMEA	153	203	202	202	760		133	172	174	174	653	(13%)	(16%)	(14%)	(14%)	(14%)
ASPAC	46	48	56	59	209		51	49	47	48	195	11%	2%	(16%)	(19%)	(7%)
International	299	348	352	341	1,340		257	306	291	293	1,147	(14%)	(12%)	(17%)	(14%)	(14%)
North America	121	129	138	145	533		132	122	116	125	495	9%	(6%)	(16%)	(14%)	(7%)
Total Organic	**420**	**477**	**490**	**486**	**1,873**		**389**	**428**	**407**	**418**	**1,642**	**(7%)**	**(10%)**	**(17%)**	**(14%)**	**(12%)**
Acquisition																
Hypercom (acquired 8/4/2011)	-	-	-	-	-		-	-	-	-	-					
Point (acquired 12/30/2011)	4	-	-	-	4	[a]	38	-	-	-	38					
Others	1	2	3	3	9	[b]	2	2	11	14	29					
Total Acquisitions	**5**	**2**	**3**	**3**	**13**		**40**	**2**	**11**	**14**	**67**					
Total VeriFone																
Total Non-GAAP Revenues	425	479	493	489	1,886		429	430	418	432	1,709	1%	(10%)	(15%)	(12%)	(9%)
Deferred Revenue Adj.	(5)	(7)	(4)	(4)	(20)		(0)	(2)	(2)	(1)	(5)	(92%)	(72%)	(62%)	(72%)	(75%)
Other								(2)			(2)					
GAAP Net Revenues	**420**	**472**	**489**	**485**	**1,866**		**429**	**426**	**416**	**431**	**1,702**	**2%**	**(10%)**	**(15%)**	**(11%)**	**(9%)**

[a] Sales by VeriFone to Point in periods twelve months prior to the acquisition are not included in Organic revenues. Point was a customer of VeriFone prior to the acquisition. This presentation provides consistency and comparability between periods because such sales post acquisition from VeriFone to Point would have been considered intercompany sales and thus would not have been included in consolidated results.

[b] Reflects post-acquisition amounts for acquisitions made during the quarter.

ORGANIC CONSTANT CURRENCY GROWTH

($ in millions)	FY12 Un-Adjusted					FY13 Constant Currency [a]					Organic Growth Year-over-Year At Constant Exchange Rates				
	Q112	Q212	Q312	Q412	FY12	Q113	Q213	Q313	Q413	FY13	Q1	Q2	Q3	Q4	FY13
International:															
LAC	100	96	95	80	371	79	89	73	75	316	(21%)	(8%)	(23%)	(7%)	(15%)
EMEA	153	204	201	202	760	133	174	174	172	653	(13%)	(15%)	(14%)	(15%)	(14%)
ASPAC	46	49	56	58	209	51	49	47	50	197	10%	2%	(16%)	(15%)	(6%)
International	299	349	352	340	1,340	263	312	294	297	1,166	(12%)	(11%)	(17%)	(13%)	(13%)
North America	120	130	138	145	533	132	122	116	125	495	10%	(6%)	(16%)	(14%)	(7%)
Total Organic	**419**	**479**	**490**	**485**	**1,873**	**395**	**434**	**410**	**422**	**1,661**	**(6%)**	**(9%)**	**(16%)**	**(13%)**	**(11%)**

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RECONCILIATION OF OPERATING CASH FLOW TO FREE CASH FLOW

($ in millions)	Q112	Q212	Q312	Q412	Q113	Q213	Q313	Q413
GAAP Net Cash Provided by Operating Activities	32	31	82	73	54	79	49	55
Less: GAAP Capital Expenditures	(8)	(19)	(17)	(19)	(22)	(21)	(18)	(17)
Free Cash Flow	24	12	65	54	32	58	31	38

* VeriFone determines free cash flow as net cash provided by operating activities less capital expenditures. VeriFone uses this non-GAAP measure to evaluate our operating cash spend including the impact of our investments in long-term operating assets, such as property, equipment and capitalized software.

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